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17018576

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68781

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2016 (MM/DD/YY) AND ENDING June 30, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NLCG Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3300 East First Avenue, Suite 610
(No. and Street)

Denver, CO 80206
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Griswold 303-321-9900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams, LLP
(Name – *if individual, state last, first, middle name*)

999 Third Avenue, Suite 3300, Seattle, WA 98104-4019
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AMB

OATH OR AFFIRMATION

I, David Griswold, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NLCG Distributors, as of June 30, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

☑ (a) Facing Page.
☑ (b) Statement of Financial Condition.
☑ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☑ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑ (l) An Oath or Affirmation.
☑ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


MARGARET A. FOSTER
COMMISSION EXPIRES
NOTARY
PUBLIC
08-18-19
STATE OF WASHINGTON

Report of Independent Registered
Public Accounting Firm and
Statement of Financial Condition for

NLCG Distributors, LLC

June 30, 2017


MOSS-ADAMS LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member
NLCG Distributors, LLC

We have audited the accompanying financial statement of NLCG Distributors, LLC (the "Company") which comprises the statement of financial condition as of June 30, 2017, and the related notes to the financial statement. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of NLCG Distributors, LLC as of June 30, 2017 in conformity with accounting principles generally accepted in the United States of America.

Moss Adams LLP

Seattle, Washington
August 25, 2017

NLCG DISTRIBUTORS, LLC
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2017

ASSETS

Cash	$ 96,845
Accounts receivable	1,068,903
Prepaid expenses	13,115
	$ 1,178,863

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts payable	4,104
Due to Managing Member	12,954
	17,058
Member's equity	1,161,805
	$ 1,178,863

The accompanying notes are an integral part of the statement of financial condition.

Note 1 - Organization and Nature of Business

NLCG Distributors, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Limited Liability Company formed in Delaware. The Company is a distribution company that enters into agreements with asset management companies to provide marketing services and support. The Company holds no customer securities.

Northern Lights Capital Group, LLC (the Managing Member) owns 100% of the member equity interest in the Company.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation - The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make certain estimates and assumptions that affect the amounts reported and disclosures in the financial statements. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Significant estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash - The Company places its cash with a high-credit-quality financial institution. At times, cash balances may be in excess of the FDIC insurance limit.

Accounts Receivable - Accounts receivable consists of commissions and retainer fees earned but not yet received. They are stated at the amount that management expects to collect and are not collateralized. No allowance is recorded as no material losses are expected.

Income Taxes - The Company is not a taxpaying entity for federal income tax purposes, and thus no federal income tax expense has been recorded in the statements. Income of the Company is taxed to the Managing Member as a part of its tax return.

Note 3 - Related Party Transactions

As of June 30, 2017, $12,954 was due to the Managing Member. Certain Company expenses are paid by the Managing Member on the Company's behalf, and these expenses are charged against an intercompany accounts payable account. These balances are routinely settled between the related companies on a quarterly basis.

As the Company and Managing Member are under common control, the Company's financial position may be significantly different from those that would have been obtained had the entities been autonomous.

Note 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital equivalent to the greater of $5,000 or 1/15 of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital, both as defined, does not exceed 15 to 1. At June 30, 2017, the Company had net capital of $79,787, which was $74,787 in excess of its required minimum net capital. The Company's ratio of aggregate indebtedness to net capital was 0.21

Note 5 - Commitments, Contingencies or Guarantees

Management is not aware of any commitments, contingencies or guarantees that might result in a loss or future obligation.

Note 6 - Concentration Risk

Five clients are responsible for 100% the accounts receivable balance as of June 30, 2017.

NLCG
DISTRIBUTORS

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN EXEMPTION PROVISIONS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

We, as members of management of NLCG Distributors, LLC (the "Company"), are responsible for complying with the requirements of 17 C.F.R. §15c3-3, "The Customer Protection Rule", of the Securities Exchange Act of 1934 (the "Act"). We have performed an evaluation of the Company's compliance with the Customer Protection Rule as of June 30, 2017 and during the period from July 1, 2016 through June 30, 2017. Based on this evaluation, we assert that the Company was in compliance with the Act as described below:

1) The Company is exempt from the Customer Protection Rule under Paragraph (k)(2)(i) as the Company is a broker or dealer, who does not carry customer margin accounts and does not hold funds or securities for, or owe money or securities to, customers. Because the Company does not have customers, the Company does not have a bank account designated as "Special Account for the Exclusive Benefit of Customers of NLCG Distributors, LLC."

2) The Company met the identified exemption provisions throughout the most recent fiscal year ended June 30, 2017 without exception.

NLCG Distributors, LLC



John D. Griswold, Chief Compliance Officer

August 25, 2017

WWW.MOSSADAMS.COM

MOSS ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member
NLCG Distributors, LLC

We have reviewed management's statements, included in the accompanying Management Statement Regarding Compliance with Certain Exemption Provisions Under Rule 15c3-3 of the Securities Exchange Act of 1934, in which (1) NLCG Distributors, LLC identified provision 17 C.F.R. §15c3-3(k)(2)(i) (the "exemption provision") under which NLCG Distributors, LLC claimed an exemption from 17 C.F.R. §240.15c3-3 and (2) NLCG Distributors, LLC stated that NLCG Distributors, LLC met the identified exemption provision throughout the most recent fiscal year without exception. NLCG Distributors, LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about NLCG Distributors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Seattle, Washington
August 25, 2017